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SEC FILE NUMBER
8-67713

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZELMAN PARTNERS LLC

SEC Mail Processing
FEB 25 2022
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27101 E OVIATT ROAD, SUITE 14

(No. and Street)

BAY VILLAGE	OH	44140
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN H. WANK	212-993-5844	STEVE@ZELMANASSOCIATES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, STEPHEN H. WANK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zelman Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

KIMBERLY GRAY
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
01-12-2024
Recorded in
Geauga County

Signature: ______________________

Title: PRINCIPAL FINANCIAL OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zelman Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as Zelman Partners, LLC's auditor since 2013.
Abington, Pennsylvania
February 22, 2022

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2021

Assets	
Cash	$ 5,635,464
Commissions receivable	15,309
Accounts receivable	505,420
Prepaid expenses	26,317
Contract intangible – at cost - $763,088	
less accumulated amortization of $381,544	381,544
Total assets	$ 6,564,054
Liabilities and Member's Equity	
Liabilities	
Due to parent	$ 289,928
Due from affiliate	212,920
Total liabilities	502,848
Member's equity	6,061,206
Total liabilities and member's equity	$ 6,564,054

The accompanying notes are an integral part of the financial statement.

1. Organization

Zelman Partners, LLC (the Company), a wholly owned subsidiary of WDIB, LLC (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

On April 30, 2021, the Company along with Zelman Holdings, LLC (Holdings) and Zelman & Associates, LLC (Associates) entered into an Asset Purchase Agreement (APA), whereby, the Company and substantially all of the assets and liabilities of Holdings and Associates were purchased by WDIB, LLC with a closing date of July 14, 2021.

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Nature of Business – The Company and the Parent are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

The Company and the Parent receive soft dollar and hard dollar payments from their customers or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized in accordance with the subscription agreement.

The Parent and the Company have a distribution agreement wherein the Parent produces the research and the Company distributes the research to clients who pay via trading commissions.

For investment banking services that are contingent fee based services, revenue is recorded upon the closing of the transaction. For investment banking services that are related to an offering, revenue is earned and recorded when the related offering is closed, net of estimated related expense. Investment banking revenue includes sales concessions, which are recorded on the trade date.

Cash – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, the Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Receivables and Credit Policies - The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2021, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2021, the Company has $26,317 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

Contract Intangible – Upon acquisition of the Company, an intangible asset was recorded based on management's evaluation of a pipeline of expected revenue from investment banking advisory services. The valuation of the intangible asset was based on an estimate of expected revenue, the probability of success, the percentage of effort completed at acquisition, and the likely timing of the transactions. The intangible asset is being amortized using the straight-line method over twelve months.

At December 31, 2021, the fair value of the contract intangible was $763,088.

Amortization and Depreciation – Amortization is provided by the use of the straight-line method over the estimated life of the asset:

Contract Intangible	1 year

Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment	5 – 7 years

2. Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2021, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2018.

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events – Management has evaluated the impact of all subsequent events through February 22, 2022, the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

Public Health Emergency – On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

3. Related Parties

Prior to July 14, 2021, the Company had an expense sharing agreement where Holdings was responsible for the payment of all day-to-day operational expenses and was reimbursed on a monthly basis by the Company and Associates for the actual share of the expenses.

Effective July 14, 2021, the Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company for the actual share of the expenses.

At December 31, 2021, the due to Parent liability of $289,928 related to expenses under the Agreement.

Effective July 14, 2021, the Parent entered into an administrative services agreement (ASA) with Walker & Dunlop, LLC (W&D), a related party, whereas, W&D shall make available to the Company administrative services. The Parent will pay a fixed monthly amount per employee for the administrative services. Under the Agreement, the Parent is reimbursed on a monthly basis by the Company for the actual share of the ASA.

Effective July 14, 2021, the Parent entered into a revenue sharing agreement with W&D whereby certain gross revenue received from specified excluded contracts will be paid as excluded contract expense to Holdings less certain fees. At December 31, 2021, the due to affiliate liability of $212,920 related to excluded contract expense.

4. Subordinated Borrowings and Subordinated Interest

During July, 2020, the Company borrowed $2,000,000 from a related party as a subordinated note due 365 days after the borrowing date including interest at 4.25%. In July, 2021, the Company repaid the subordinated note including the accrued interest of $85,001.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

5. Net Capital Provision Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $5,024,832, which was $4,924,832 in excess of its required net capital of $100,000.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2021, the ratio was 0.10 to 1.

6. Exemption from Rule 15c3-3

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.